UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 4)

LONGS DRUG STORES CORPORATION
(Name of Subject Company)
BLUE MERGERSUB CORP.
CVS CAREMARK CORPORATION
(Names of Filing Persons — Offeror)
Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities)
________________

543162101
(Cusip Number of Class of Securities)

Douglas A. Sgarro, Esq.
Executive Vice President and Chief Legal Officer
CVS Caremark Corporation
One CVS Drive
Woonsocket, Rhode Island 02895
(401) 765-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Louis L. Goldberg, Esq.
John D. Amorosi, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) originally filed on August 18, 2008 by CVS Caremark Corporation, a Delaware corporation (“CVS”), and Blue MergerSub Corp., a Maryland corporation (“Purchaser”) and an indirect wholly owned subsidiary of CVS, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.50 per share, of Longs Drug Stores Corporation (“Shares”), a Maryland corporation, for $71.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2008 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, and Item 11.

Item 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On October 16, 2008, Purchaser extended the Offer until 9:00 p.m., New York City time on October 16, 2008, unless further extended.  As of midnight on October 15, 2008, approximately 23,895,286 Shares (including 4,778,578 Shares tendered by notice of guaranteed delivery) have been tendered and not withdrawn pursuant to the Offer, representing approximately 65.88% of the outstanding Shares. The full text of a press release issued by CVS announcing the extension to the Offer is filed as Exhibit (a)(13) hereto and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(13)   Press release issued by CVS dated October 16, 2008.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2008

Blue MergerSub Corp.
By:	/s/ Douglas A. Sgarro
Name: Douglas A. Sgarro
Title: Vice President and Secretary

CVS Caremark Corporation
By:	/s/ Douglas A. Sgarro
Name: Douglas A. Sgarro
Title: Executive Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(13)	Press release issued by CVS Caremark Corporation dated October 16, 2008.